UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

SHARING SERVICES GLOBAL CORPORATION

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

819536103 (CUSIP Number)

Jason Grady

c/o DSS, Inc.

6 Framark Drive

Victor, New York 14564

(585) 325-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819536103

1	NAMES OF REPORTING PERSON
DSS, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
251,633,378(1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
251,633,378(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,633,378(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.77%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)

Includes 10,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.20; and 150,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.22. The Warrants immediately vested and may be exercised at any time commencing on the date of issuance and ending five (5) years from such date. See Item 6.

(2)

Based on 382,547,565 shares of Class A Common Stock as well as designated Preferred Series A, Preferred Series B, and Preferred Series C shares, assuming the exercise of all warrants and options. Does not include unissued authorized preferred shares not designated as of the date of this report.

Schedule 13D

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D) filed by DSS, Inc., a New York corporation (the “Reporting Person”), on April 3, 2020, as amended by Amendment No ..1 to the Schedule 13D filed on April 7, 2020, as amended by Amendment No. 2 to the Schedule 13D filed on April 21, 2020, and as amended by Amendment No. 3 to the Schedule 13D filed on June 23, 2020, and as amended by Amendment No. 4 to the Schedule 13D filed on July 31, 2020 relating to the beneficial ownership of shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of Sharing Services Global Corporation, a Nevada Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

a)	This statement is being filed by DSS, Inc., a New York corporation (the “Reporting Person”). The shares covered by this Schedule 13D are held of record by Decentralized Sharing Systems, Inc., a Nevada corporation (“DSSS”), a wholly-owned subsidiary of the Reporting Person, which is controlled by the Reporting Person.

(b)	The address of the principle office of each of the Reporting Person and DSSS is 6 Framark Drive, Victor, New York 14564.

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person’s principal business is developer and marketer of secure document and product technologies.

The principal business of DSSS, a direct subsidiary of the Reporting Persons, is to provide services to assist companies in the new business model of the peer-to-peer decentralized sharing marketplaces and direct marketing

The information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons is set forth below.

Document Security Systems, Inc.

Directors

Frank D. Heuszel

Heng Fai Ambrose Chan

John Thatch

Jose Escudero

Sassuan Lee

Wai Leung William Wu

Tung Moe Chan

Executive Officers

Frank D. Heuszel – Chief Executive Officer

Jason Grady – Chief Operating Officer

Todd D. Macko - Chief Financial Officer

Heng Fai Ambrose Chan – Executive Chairman

Decentralized Sharing Systems, Inc.

Directors

Frank D. Heuszel

Jason Grady

Lum Kan Vai (Vincent)

Executive Officers

Heng Fai Ambrose Chan – Chief Executive Officer

Frank D. Heuszel – President

Jason Grady – Vice President

Todd D. Macko - Treasurer

(d)	Neither the Reporting Person nor the individuals referenced above in Item 2 have been convicted in a criminal proceeding in the past five years.

(e)	During the last five years, the Reporting Person and individuals referenced above in Item 2 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Except for Jose Escudero, a citizen of Spain, Sassuan Lee, William Wu, Lowell Wai Wah, and Kum Kan Vai (Vincent), each a citizen of the Republic of China, Hong Kong, and Heng Fai Ambrose Chan, a citizen of Singapore and the Republic of China, Hong Kong, all the individuals listed above are citizens of the United States.

Item 3. Source and Amount of Funds or Other Considerations

The source of funds used in making the purchases was the Reporting Person’s working capital.

Item 5. Interest in Securities of the Issuer

Item5 is hereby amended as follows:

(a)	The Reporting Person beneficially owns 251,633,378 shares of Class A Common Stock, which constitutes 65.77% of the shares of Class A Common Stock assuming the exercise of all warrants and options and excluding unissued preferred shares.

(b)	The Reporting person has the sole power to vote and to dispose of the shares of Class A Common Stock.

(c)	The Reporting Person has effected since the date of event requiring this amendment, the following transactions involving the Issuer’s Class A Common Stock, the Reporting Person has timely filed a Form 4 for each transaction below with the SEC:

Date of Transaction	Type of Transaction	Number of Shares		Price per Share	How Effected
10/14/2021	Purchase	30,000		$0.099	Open Market
10/13/2021	Purchase	40,000		$0.092	Open Market
10/08/2021	Purchase	45,000		$0.092	Open Market
10/07/2021	Purchase	15,000		$0.096	Open Market
10/06/2021	Purchase	10,000		$0.092	Open Market
10/05/2021	Purchase	10,797		$0.092	Open Market
10/04/2021	Purchase	40,999		$0.097	Open Market
10/01/2021	Purchase	5,104		$0.092	Open Market
10/01/2021	Purchase	5,000		$0.096	Open Market
10/01/2021	Purchase	500		$0.096	Open Market
09/30/2021	Purchase	5,000		$0.095	Open Market
09/30/2021	Purchase	5,000		$0.097	Open Market
09/29/2021	Purchase	15,000		$0.095	Open Market
09/28/2021	Purchase	20,000		$0.985	Open Market
09/27/2021	Purchase	18,000		$0.0975	Open Market
09/23/2021	Purchase	8,000		$0.99	Open Market
09/23/2021	Purchase	22,000		$0.01	Open Market
09/21/2021	Purchase	15,600		$0.09	Open Market
09/20/2021	Purchase	10,000		$0.0925	Open Market
09/15/2021	Purchase	10,000		$0.1	Open Market
09/14/2021	Purchase	5,000		$0.099	Open Market
09/14/2021	Purchase	26,250		$0.1	Open Market
09/13/2021	Purchase	33,750		$0.1	Open Market
09/10/2021	Purchase	20,000		$0.1	Open Market
9/07/2021	Purchase	20,000		$0.95	Open Market
9/03/2021	Purchase	15,000		$0.1	Open Market
09/02/2021	Purchase	5,000		$0.1	Open Market
04/09/2021	Acquisition	27,000,000	(1)	$0.2	Subscription Agreement
12/22/2020	Conversion	1,000,000		$0.00	Conversion of Preferred
11/02/2020	Purchase	1,000,000		$0.25	Open Market
10/06/2020	Conversion	750,000	(1)	$0.00	Conversion of Preferred
9/24/2020	Purchase	39,785		$0.18	Open Market

(1)	See Item 6.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On April 9, 2021, the Reporting Person executed a securities purchase agreement with the Issuer to acquire 27,000,000 shares of Class A Common Stock at a price of $0.2 per share, and 150,000,000 warrants to purchase Class A Common Stock at an exercise price of $0.22. The Warrants immediately vested and may be exercised at any time commencing on the date of issuance and ending five (5) years from such date.

On December 22, 2020, the Reporting Person acquired 1,000,000 shares of Class A Common Stock through the conversion of 1,000,000 shares of Series A Preferred Stock on a one-for-one basis.

On November 2, 2020, the Reporting Person purchased 1,000,000 shares of Series A Preferred Stock at a price of $0.25 per share. These shares may be converted immediately into Class A Common Stock on a one-for-one basis by the Reporting Person.

On October 6, 2020, the Reporting Person acquired 750,000 shares of Class A Common Stock through the conversion of 750,000 shares of Series A Preferred Stock on a one-for-one basis.

On September 24, 2020, the Reporting Person purchased 39,785 shares of Class A Common Stock in an open market transaction at a price of $0.1839 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2021		/s/ Jason Grady
	Name:	Jason Grady
Chief Operating Officer